

December 29, 2014

Via U.S. Mail
Mr. John G. Simmonds, Chief Executive Officer
A.C. Simmonds and Sons, Inc.
3565 King Rd.
King City, Ontario Canada L7B 1M3

> **Re:** **A.C. Simmonds and Sons, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 19, 2014**
> **File No. 001-35802**

Dear Mr. Simmonds:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

General

1. On the basis of the information in your most recent Form 10-Q, filed on November 19, 2014, it appears that you may be an investment company, as defined in the Investment Company Act of 1940. We note that you acquired a number of diverse businesses in fiscal year 2014. Further, you state that your current business plan "focuses on acquiring and consolidating businesses with solid business models and technologies, introducing capital and strong management, and improving the efficiency of each acquired entity by sharing services across the group." Accordingly, please provide us with a written explanation as to why you are not subject to registration and regulation under the Investment Company Act, or revise your disclosure accordingly.

Item 2. Management's Discussion and Analysis and Results of Operations, page 19

2. We note your statement that you have "negotiated the acquisition of several businesses and expanded [your] operations." Please provide further details regarding your expanded business operations, including whether your management is responsible for the day-to-day business operations of such subsidiaries, and how you plan to continue to operate such subsidiaries in the future. Please also provide further details regarding how you plan to "improv[e] the efficiency of each acquired entity by sharing services across the group."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Liz Walsh, Staff Attorney, at (202) 551-3696 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief